CAPSTONE
MINING CORP.

## CAPSTONE HIGHLIGHTS PRODUCTION AND SALES FOR THE FOUR MONTHS ENDED DECEMBER 31, 2007

**Dated: January 10, 2008** **TSX: CS**

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") changed its fiscal year end from August 31 to December 31 and will be filing its audited four month stub period ending December 31, 2007 in March 2008. Capstone will not be reporting quarterly financials at November 30, 2007. Therefore, Capstone is pleased to report production and sales results for the four months ended December 31, 2007 from its Cozamin mine located in Zacatecas State, Mexico.

With the expansion from 1,000 tpd to 2,200 tpd completed, the Cozamin mine produced 260,378 tonnes during the four months ended December 31, 2007 compared with 461,933 for the entire fiscal year ended August 31, 2007. On an annualized basis this would result in 780,000 tonnes being produced (a target we expect to meet or exceed), a 69% increase over the previous year. Copper production during the four months ended December 31, 2007 was 9 million lbs compared with 13.9 million lbs for the entire fiscal year ended August 31, 2007. On an annualized basis this would result in 27 million lbs of copper being produced, a 94% increase over the previous year.

See table below for summarized results.



**PRODUCTION AND SALES FOR THE FOUR MONTHS ENDED DECEMBER 31, 2007**
With comparative of previous fiscal year ended August 31, 2007
(all figures unaudited, unless noted)

| | Sept '07 | Oct '07 | Nov '07 | Dec '07 | Total 4 months | Sept '06 to Aug '07 (audited) |
|---|---|---|---|---|---|---|
| | | | | | | |
| Milled tonnes | 59,300 | 63,573 | 71,335 | 66,170 | **260,378** | 461,933 |
| Copper Produced (lbs) | 2.0M | 1.9M | 2.3M | 2.8M | **9.0M** | 13.9M |
| Copper Sales (lbs) | 2.8M | 3.2M | 1.3M | 1.3M | **8.6M** | 11.8M |
| | | | | | | |
| Zinc Produced (lbs) | 0.6M | 0.7M | 0.7M | 0.5M | **2.5M** | 6.8M |
| Zinc Sales (lbs) | 1.4M | Nil | Nil | Nil | **1.4M** | 5.0M |
| | | | | | | |
| Lead Produced (lbs) | 0.3M | 0.4M | 0.5M | 0.4M | **1.6M** | 3.0M |
| Lead Sales (lbs) | 0.6M | Nil | Nil | 0.9M | **1.5M** | 2.8M |

Note: Audited results for the 4 months ended December 31, 2007 will be reported in March 2008.

**NORMAL COURSE ISSUER BID**

Further to the news release dated July 12, 2007 and October 11, 2007 Capstone has purchased an additional 815,500 common shares at an average price of $2.76. The shares have been returned to the transfer agent and subsequently cancelled. Capstone has 81,442,515 shares outstanding after the cancellation of the above share purchases.

Dw 5/19

## ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.4 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com, or mpatchett@capstonemining.com

This press release contains "forward-looking information" that is based on Capstone's current expectations, estimates, forecasts and projections. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Capstone's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: projected sales or production rates; uncertainties related to drilling results; the ability to raise sufficient capital to fund exploration; changes in economic conditions or financial markets; changes in prices for costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labor relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Capstone disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

82-35060



CAPSTONE
MINING CORP.

# CAPSTONE PROVIDES 2008 EXPANSION AND EXPLORATION PLANS AND INCREASES PRODUCTION FORECASTS FOR 2008 AND 2009

**Dated: January 17, 2008** **TSX: CS**

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") is pleased to report its 2008 expansion and exploration plans and budgets for the Cozamin mine located in Zacatecas State, Mexico. All dollar amounts are stated in U.S. dollars unless otherwise stated.

## MINE EXPANSION

Capstone is pleased to report it has started the expansion of the Cozamin mine from the current rate of 2,200 tonnes per day ("tpd") or 750,000 tonnes per year ("tpy") to 3,000 tpd or approximately 1 million tpy, a 36% increase in production. This expansion is expected to be completed by September 2008 at a total budgeted cost of $9.5 million (including a 15% contingency). The major areas of the expansion include the following; a new larger production ramp will be driven from surface down to the internal level 8 decline ramp within the mine (approximately 1,400m). The internal ramps from level 8 to 12 level will be enlarged and the underground crusher will be moved to a new dump pocket at level 11.5. This larger production ramp will provide the required additional ore haulage capacity and will compliment the 2,000 tpd shaft as well as allowing larger sized trucks to transport ore to surface. The cost of the ramp and equipment is estimated to be $4.0 million. A new 115kV high tension power line and substation will be constructed to supply up to 7.5mW to the mine. A 1.5mW generator will also be added to provide additional power to the mine before power line completion and will be used as an emergency power supply in the future when power outages occur. The upgrade in power is estimated to cost $3.6 million. Modifications within the plant include increasing belt sizes within the crushing area and larger floatation cells to handle the increase in concentrates. This is estimated to cost $1.2 million. An additional 6m lift will be added to the tailings dam at a cost of $700,000.

## PRODUCTION FORECAST

As a result of the expansion to 3,000 tpd, Capstone is revising upward its 2008 and 2009 metal production forecast as follows;

| | 2008F | 2009F |
|---|---|---|
| | | |
| Tonnes milled | 850,000 | 1,000,000 |
| | | |
| Copper (payable lbs) | 30,000,000 | 40,000,000 |
| Silver (payable ozs) | 1,300,000 | 1,500,000 |
| Zinc (payable lbs) | 9,000,000 | 10,000,000 |
| Lead (payable lbs) | 5,100,000 | 5,000,000 |

## EXPLORATION

A total of 18,000 m of underground drilling and 650 m of underground drifting are planned within the Cozamin mine. This drilling will be to upgrade existing inferred resources to the measured and indicated categories as well as to continue to explore to depth. This 2008 program is budgeted to cost $2.5 million (including a 15% contingency).

An additional 6,500 m will be drilled from surface to explore the Mala Noche vein along strike and outside of the current resource area. The program is budgeted at $1.7 million (including a 15% contingency).

Robert B. Barnes, P.Eng, Vice President of Operations for Capstone and a qualified person under NI 43-101, has reviewed and approved the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.4 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com or mpatchett@capstonemining.com

This press release contains "forward-looking information" that is based on Capstone's current expectations, estimates, forecasts and projections. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Capstone's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: projected sales or production rates; uncertainties related to drilling results; the ability to raise sufficient capital to fund exploration; changes in economic conditions or financial markets; changes in prices for costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labor relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Capstone disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

82-35060

CAPSTONE
MINING CORP.

# CAPSTONE TO RELEASE 4 MONTHS ENDED DECEMBER 31, 2007 RESULTS ON THURSDAY FEBRUARY 28, 2008

**Dated: February 20, 2008** **TSX: CS**

Vancouver, BC – Capstone Mining Corp. ("Capstone") will release its December 31, 2007 four month stub period results on Thursday February 28, 2008 before market open and will host a conference call on Friday February 29, 2008 at 8:00am PST (11:00am ET) to discuss these results. The conference call may be accessed by dialing 1.866.514.1894. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until Friday, March 7, 2008 and can be accessed by dialing 1.866.501.5559 and the passcode is 21264082#.

## ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc-lead mine located in Zacatecas State, Mexico. Capstone has approximately 81.4 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com or mpatchett@capstonemining.com

82-35060



CAPSTONE
MINING CORP.

# CAPSTONE MINING DECEMBER 31, 2007 FOUR MONTH STUB PERIOD RESULTS

**Dated: February 28, 2008** **TSX: CS**

Vancouver, B.C. – Capstone Mining Corp. ("Capstone") announces its financial results for the four month stub period ending December 31, 2007 including production and sales for the Cozamin mine located in Zacatecas State, Mexico. All dollar amounts are stated in U.S. dollars unless otherwise indicated.

## Overview and Highlights

For the four months ended December 31, 2007, Capstone's earnings, before future income tax allowance were $16.8 million or $0.21 per share ($0.20 per share diluted), and earnings, after future income tax allowance, a non-cash item, were $10.4 million or $0.13 per share ($0.12 per share diluted).

- Revenue for the four months ended December 31, 2007 was $33.0 million. The average realized price for sales of copper, zinc, lead and silver in the four months was $3.09/lb, $1.07/lb, $1.24/lb and $8.40/oz respectively.
- Copper production during the four months ended December 31, 2007 was 9.0 million lbs compared with 13.9 million lbs for the 12 months ended August 31 2007 (65% of the previous 12 month period).
- At December 31, 2007, Capstone had working capital of $51.7 million including $25 million in cash, $8.1 million in marketable securities, current receivables of $14.9 and no bank debt, in addition the fair market value of Capstone's share ownership of Silverstone Resources Corp. as of today is approximately $90 million, which is not included in working capital.
- Copper cash costs for the four months ended December 31, 2007 were $0.96/lb of copper (net of by-product credits and including smelter, refining, transportation and all site costs).
- Total costs (the aggregate of cash costs, royalty, depletion and amortization and accretion) for the four months ended December 31, 2007 were $1.16/lb.
- Capstone continued its share buyback plan and purchased an additional 815,500 common shares on the open market at an average price of CDN$2.76. The shares have been returned to treasury and cancelled under its normal course issuer bid.
- During the four month stub period the Cozamin mine operated at its current designed throughput rate of 2,200 tpd.

Suite 1980 – 1055 West Hastings St. Vancouver, BC, Canada V6E 2E9 T. 604.684.8894 F. 604.688.2180 www.capstonemining.com

| | 4 months ended December 31, 2007 | Year ended August 31, 2007 |
|---|---|---|
| | | |
| Revenue | $33.0M | $55.3M |
| Copper | $26.5M | $37.7M |
| Zinc | $1.5M | $8.0M |
| Lead | $1.9M | $2.7M |
| Silver | $3.1M | $6.9M |
| Operating profit | $16.8M | $27.2M |
| Earnings (before future tax) | $16.8M | $25.2M |
| EPS - basic (before future tax) | $0.21 | $0.31 |
| Earnings (after future taxes) | $10.4M | $22.7M |
| EPS - basic | $0.13 | $0.28 |

**Cozamin Mine**

*4 Months Ended December 31, 2007 Production and Sales Highlights*

- Capstone produced the following metals during the year.
  - 9.0 million pounds of copper
  - 2.5 million pounds of zinc
  - 1.6 million pounds of lead
  - 414,000 ounces of silver

- Concentrate sales for the period were dry metric tonnes ("DMT"), containing;
  - 8.6 million pounds of copper
  - 1.4 million pounds of zinc
  - 1.5 million pounds of lead
  - 377,000 ounces of silver

  Concentrate inventory at December 31, 2007 was 9,793 DMT (containing 2.8 million pounds of copper, 2.9 million pounds of zinc and 0.5 million pounds of lead).

*December 31, 2007 Production Results and Forecast for 2008 and 2009*

| | 2008 (F) | 2009 (F) |
|---|---|---|
| Total tons milled | 850,000 | 1,000,000 |
| | | |
| Copper (payable lbs) | 30,000,000 | 40,000,000 |
| Silver (payable ounces) | 1,300,000 | 1,500,000 |
| Zinc (payable lbs) | 9,000,000 | 10,000,000 |
| Lead (payable lbs) | 5,100,000 | 5,000,000 |

The following table is a summary of the actual operating statistics for the four months ended December 31, 2007 and the year ended August 31, 2007.

| | 4 months ended Dec 31, 2007 | Year ended Aug 31, 2007 |
|---|---|---|
| Total tons mined | 251,716 | 484,641 |
| Tons of ore milled | 260,714 | 461,933 |
| Copper grade (%) | 1.79 | 1.59 |
| Zinc grade (%) | 1.24 | 1.47 |
| Silver grade (g/t) | 69 | 71 |
| Lead grade (%) | 0.52 | 0.6 |
| Copper recovery (%) | 87.1 | 86 |
| Zinc recovery (%) | 41.3 | 44.9 |
| Silver recovery (%) | 73.3 | 73 |
| Lead recovery (%) | 49.8 | 52.6 |
| Copper production (million DMT lbs) | 9.0 | 13.9 |
| Zinc production (million DMT lbs) | 2.5 | 6.8 |
| Silver production ('000 ounces) | 414 | 747 |
| Lead production (million DMT lbs) | 1.6 | 3.0 |

*Note: Silver reports to all concentrates.*

***Stub Four Month Period Production Highlights***

***Copper***

- Copper in concentrate produced during the four month period was 9.0 million pounds of copper, year ended August 31, 2007 was 13.9 million.
- Copper concentrate sales for the period were 18,277 dry metric tons ("DMT"), containing 8.6 million pounds of copper, year ended August 31, 2007 was 11.8 million.
- The average price for sales of copper in the period was $3.09/lb.
- Copper concentrate inventory at December 31, 2007 was 5,631 DMT, an increase in inventory from the 5,447 DMT of concentrate on hand at August 31, 2007.
- Silver in the copper concentrate produced during the period totaled 335,000 ounces.

***Zinc***

- Zinc in concentrate produced during the four month period was 2.5 million pounds of zinc, year ended August 31, 2007 was 6.8 million.
- Zinc sales for the period were 1,799 DMT, containing 1.4 million pounds of zinc, year ended August 31, 2007 was 5.0 million.
- The average price for sales of zinc in the period was $1.07/lb.
- Zinc concentrate inventory at December 31, 2007 was 3,804 DMT, an increase in inventory from the 2,413 DMT of concentrate on hand at August 31, 2007.
- Silver in the zinc concentrate produced during the period totaled 12,000 ounces.

*Lead*

- Lead in concentrate produced during the four month period was 1.6 million pounds of lead, year ended August 31, 2007 was 3.0 million.
- Lead concentrate sales for the period were 1,147 DMT, containing 1.5 million pounds of lead, year ended August 31, 2007 was 2.8 million.
- The average price for sales of lead in the period was $1.24/lb.
- Lead concentrate inventory at December 31, 2007 was 358 DMT, an increase in inventory from the 290 DMT of concentrate on hand at August 31, 2007.
- Silver in the lead concentrate produced during the period totaled 67,000 ounces.

*Mill Expansion Project*

Tons mined and processed were higher in the four months ended December 31, 2007 compared to previous 2007 periods as expansion to the 2,200 tpd was completed in September. Capital expenditures are budgeted at $10 million to further expand the facility to 3,000 tpd which is expected to be completed by the fourth quarter this year.

*Labour*

There were 4 minor lost time accidents during the period from both operations and construction. The number of personnel at the end of the period was 530, of which approximately 90 were contractors related to the expansion project.

*Four Month Actual Sales*

Actual sales and costs for the year are tabulated below.

| | **4 months ended Dec 31, 2007** |
|---|---|
| Copper (million lbs) | 8.6 |
| Zinc (million lbs) | 1.4 |
| Lead (million lbs) | 1.5 |
| Silver ('000 ounces) | 377 |
| Copper production costs, net of by product credits, per lb of copper | $0.55 |
| Off property costs for transport, smelting and refining per lb of copper | $0.41 |
| Total cash costs of production per lb of copper | $0.96 |

Copper production costs in the four months ended December 31, 2007 were $0.21 above plan reflecting the impact of the company having sold less zinc and writing down a portion of the zinc with lower grade in the concentrate and the lower by product metal prices.

### *Financial Results*

The information in this news release and the selected financial information contained in the following pages should be read in conjunction with the audited Consolidated Financial Statements and Management Discussion and Analysis for the four months ended December 31, 2007, which will be available at Capstone's website at www.capstonemining.com and at www.sedar.com.

The Company's earnings before future tax accruals for the four months ended December 31, 2007 were $16.8 million or $0.21 per share compared to earnings of $25.2 million or $0.31 per share for the year ended August 31, 2007. The Company's net earnings for December 31, 2007 were $10.4 million or $0.13 per share compared to $22.7 million or $0.28 per share for August 31, 2007 after future income tax allowance, a non-cash item.

The Company reported revenues for the four month period of $33.0 million (year ended August 31, 2007 - $55.3 million). Revenues consisted of copper concentrate sales of $26.5 million, zinc concentrate sales of $1.5 million, lead concentrate sales of $1.9 million and silver in concentrate sales of $3.1 million.

Cost of sales for the four month period was $9.0 million (year ended August 31, 2007 - $14.2 million), treatment and transportation charges were $5.3 million (August 31, 2007 - $10.1 million), royalty charges were $0.6 million (August 31, 2007 - $1.4 million) and depletion was $0.9 million (August 31, 2007 - $1.7 million).

For the four month period ended December 31, 2007, the Company recorded an unrealized gain related to mark-to-market on the outstanding derivative contracts in the amount of $2,928,644 (August 31, 2007 - $Nil).

A future income tax provision of $6.3 million was recorded at December 31, 2007 compared to $2.5 million at August 31, 2007. The increase in the income tax provision is mainly due to the reversal of the current future income tax asset set up at August 31, 2007 as well as an increase in the excess of book value of capital assets over tax values.

Glencore International AG and Trafigura Beheer B.V. purchases the concentrates produced by the Cozamin mine pursuant to the terms of a written contract.

*Capstone Mining Corp.*
***Selected Financial Information***

***Consolidated Balance Sheets***

| | Dec 31, 2007 | Aug 31, 2007 |
|---|---|---|
| Cash | $ 25,114,753 | $ 35,988,166 |
| Marketable securities | 8,097,348 | - |
| Investment in Silverstone Resources Corp. | 39,022,891 | 28,498,044 |
| Property, plant and equipment | 45,655,190 | 44,616,033 |
| Other assets | 27,090,014 | 24,888,492 |
| Total assets | 144,980,196 | 133,990,735 |
| Deferred revenue | 41,398,281 | 43,056,390 |
| Other liabilities | 17,833,194 | 15,561,814 |
| Total liabilities | 59,231,475 | 58,618,204 |
| Shareholder's equity | 85,748,721 | 75,372,531 |
| Total liabilities and shareholders' equity | 144,980,196 | 133,990,735 |

***Consolidated Statements of Operations***

| | Four months ended Dec 31, 2007 | Year ended Aug 31, 2007 |
|---|---|---|
| Total revenues | $ 32,975,274 | $ 55,335,647 |
| Total cost of sales | (16,157,585) | (28,138,291) |
| Operating profit | 16,817,689 | 27,197,356 |
| G&A and other expenses | (3,437,958) | (3,773,660) |
| Other items | 3,409,803 | 1,726,946 |
| Earnings (loss) before income taxes | 16,789,534 | 25,150,642 |
| Future income tax | (6,333,610) | (2,479,593) |
| Earnings (loss) for the year | 10,415,923 | 22,671,049 |
| EPS – Basic | 0.13 | 0.28 |
| EPS – Diluted | 0.12 | 0.27 |

Capstone will host a conference call on Friday, February 29 at 8:00 a.m. Pacific Time (11:00 AM Eastern Time) to discuss these results. The conference call may be accessed by dialing 1.866.514.1894 in North America or 1.480.248.5085 internationally, please ask for the Capstone Mining Corp. conference call. The conference call will be archived for later playback until March 7, 2008 and can be accessed by dialing 1.866.501.5559 and the passcode is 21264082#.

## ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.4 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com or mpatchett@capstonemining.com

82-35060



CAPSTONE
MINING CORP.

# CAPSTONE ANNOUNCES PRODUCTION AND SALES FOR THE FIRST QUARTER OF 2008

**Dated: April 16, 2008** **TSX: CS**

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") is pleased to report production and sales results for the first quarter of 2008 from its Cozamin mine located in Zacatecas State, Mexico. With the expansion from 2,200 tpd to 3,000 tpd underway, the Cozamin mine produced 202,656 tonnes during the first quarter of 2008.

Summarized results are shown below; there are no comparatives due to the change in year end to December 31.

**OPERATING AND SALES RESULTS**
(all figures unaudited)

| | Total Q1 -2008 |
|---|---|
| | |
| Ore milled (tonnes) | 202,656 |
| | |
| Copper production (lbs)* | 6.0M |
| Copper grade (%) | 1.59 |
| Copper recovery (%) | 84.2 |
| Copper sales (lbs) | 6.9M |
| Average Copper price*** | $3.59 |
| | |
| Zinc production (lbs) | 2.3M |
| Zinc grade (%) | 1.35 |
| Zinc recovery (%) | 40.6 |
| Zinc sales (lbs)** | 0.7M |
| Average Zinc price*** | $1.21 |
| | |
| Lead production (lbs) | 1.7M |
| Lead grade (%) | 0.65 |
| Lead recovery (%) | 60.2 |
| Lead sales (lbs) | 1.3M |
| Average Lead price*** | $1.33 |

* Copper production was lower in February and March due to lower grade material from the upper levels being fed through the mill as we are currently preparing infrastructure in the lower high grade levels of the mine due to the expansion.

** 2M lbs of Zinc sold in April 2008

*** Average prices used on provisional invoices during the quarter.

Note: First quarter financial results will be reported April 30, 2008.

## ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.9 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com, or mpatchett@capstonemining.com

This press release contains "forward-looking information" that is based on Capstone's current expectations, estimates, forecasts and projections. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Capstone's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: projected sales or production rates; uncertainties related to drilling results; the ability to raise sufficient capital to fund exploration; changes in economic conditions or financial markets; changes in prices for costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labor relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Capstone disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

82-35060

CAPSTONE
MINING CORP.

# CAPSTONE TO RELEASE FIRST QUARTER RESULTS ON TUESDAY APRIL 29, 2008

**Dated: April 22, 2008** **TSX: CS**

Vancouver, BC – Capstone Mining Corp. will release first quarter results on Tuesday April 29, 2008 after market close and will host a conference call on Wednesday April 30, 2008 at 8:00am PST (11:00am ET) to discuss these results. The conference call may be accessed by dialing 1.866.365.1119 in North America and 1.416.849.7329 Internationally. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until Wednesday, May 7, 2008 and can be accessed by dialing 1.866.501.5559 and the passcode is 21270030#.

## ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc-lead mine located in Zacatecas State, Mexico. Capstone has approximately 81.9 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com or mpatchett@capstonemining.com

82-35060



CAPSTONE
MINING CORP.

# CAPSTONE REPORTS RECORD OPERATING PROFIT OF $15.9 MILLION FOR THE FIRST QUARTER

**Dated: April 29, 2008** **TSX: CS**

Vancouver, B.C. – Capstone Mining Corp. ("Capstone") announces its financial results for the first quarter of 2008 including production and sales for the Cozamin mine located in Zacatecas State, Mexico. All dollar amounts are stated in U.S. dollars unless otherwise indicated.

**Overview and Highlights**

- Record operating profit of $15.9 million or $0.20 per share
- Record revenue of $29.5 million. The average realized price for sales of copper, zinc, lead and silver in the quarter was $3.59/lb, $1.21/lb, $1.33/lb and $8.40/oz respectively.
- Earnings of $15.7 million or $0.19 per share before recording an unrealized loss on derivative instrument of $12.4 million (a non-cash item) related to our forward copper sales and before current and future income taxes of $2.8 million. Forward copper sales average price through 2011 is $3.18. Earnings after the above were $0.5 million or $0.01 per share.
- Copper production during the quarter was 6.0 million lbs compared with 2.8 million lbs for the three months ended February 28, 2007.
- At March 31, 2008, Capstone had working capital of $56 million and no bank debt. In addition, the fair market value of Capstone's share ownership of Silverstone Resources Corp. is approximately $65 million, which is not included in working capital.
- Copper cash costs for the quarter were $0.98/lb of copper (net of by-product credits and including smelter, refining, transportation and all site costs).
- Total costs (the aggregate of cash costs, royalty, depletion and amortization and accretion) for the quarter were $1.18/lb.
- Capstone continued its share buyback plan and purchased an additional 219,900 common shares on the open market at an average price of CDN$2.78. The shares have been returned to treasury and cancelled under its normal course issuer bid.

| | Q1 - 2008 | 3 months ended February 28, 2007 |
|---|---|---|
| | | |
| Revenue | $29.5M | $9.1M |
| Copper | $24.6M | $5.9M |
| Zinc | $0.6M | $Nil |
| Lead | $1.7M | $1.0M |
| Silver | $2.6M | $2.2M |
| Operating profit | $15.9M | $3.9M |
| Earnings (before taxes) | $3.3M | $3.3M |
| EPS (before taxes) | $0.04 | $0.04 |
| Earnings (after taxes) | $0.5M | $3.3M |
| EPS | $0.01 | $0.04 |

**Cozamin Mine**

***Q1 - 2008 Production and Sales Highlights***

- Capstone produced the following metals during the quarter.
  - 6.0 million pounds of copper
  - 2.3 million pounds of zinc
  - 1.7 million pounds of lead
  - 338,000 ounces of silver

- Concentrate sales for the quarter contained;
  - 6.9 million pounds of copper
  - 0.7 million pounds of zinc
  - 1.3 million pounds of lead
  - 306,000 ounces of silver

  Concentrate inventory at March 31, 2008 was 8,856 DMT (containing 1.4 million pounds of copper, 4.0 million pounds of zinc and 0.8 million pounds of lead).

***March 31, 2008 Production Results and Forecast for 2008 and 2009***

| | 2008 (F) | 2009 (F) |
|---|---|---|
| Total tons milled | 850,000 | 1,000,000 |
| | | |
| Copper (payable lbs) | 30,000,000 | 40,000,000 |
| Silver (payable ounces) | 1,300,000 | 1,500,000 |
| Zinc (payable lbs) | 9,000,000 | 10,000,000 |
| Lead (payable lbs) | 5,100,000 | 5,000,000 |

The following table is a summary of the actual operating statistics for the three months ended March 31, 2008 and the three months ended February 28, 2007.

| | Q1 - 2008 | 3 months ended Feb 28, 2007 |
|---|---|---|
| Total tons mined | 195,530 | 100,620 |
| Tons of ore milled | 202,656 | 95,439 |
| Copper grade (%) | 1.59 | 1.58 |
| Zinc grade (%) | 1.35 | 1.45 |
| Silver grade (g/t) | 70.3 | 68 |
| Lead grade (%) | 0.65 | 0.53 |
| Copper recovery (%) | 84.2 | 84.5 |
| Zinc recovery (%) | 40.6 | 42.6 |
| Silver recovery (%) | 70.4 | 67.5 |
| Lead recovery (%) | 60.2 | 49 |
| Copper production (million DMT lbs) | 6.0 | 2.8 |
| Zinc production (million DMT lbs) | 2.3 | 1.2 |
| Silver production ('000 ounces) | 338 | 149 |
| Lead production (million DMT lbs) | 1.7 | 0.5 |

*Note: Silver reports to all concentrates.*

***First Quarter 2008 Highlights***

***Copper***

- Copper in concentrate produced during the quarter was 6.0 million pounds of copper, three months ended February 28, 2007 was 2.8 million.
- Copper concentrate sales for the quarter were 14,960 dry metric tons ("DMT"), containing 6.9 million pounds of copper, three months ended February 28, 2007 was 2.1 million.
- The average price for sales of copper in the period was $3.59/lb.
- Copper concentrate inventory at March 31, 2008 was 2,919 DMT, a decrease in inventory from the 5,631 DMT of concentrate on hand at December 31, 2007.
- Silver in the copper concentrate produced during the period totaled 257,000 ounces.
- Copper production was lower in February and March as the Company was mining lower grade upper levels due to the expansion projects on the higher grade lower levels.

***Zinc***

- Zinc in concentrate produced during the quarter was 2.3 million pounds of zinc, three months ended February 28, 2007 was 1.2 million.
- Zinc sales for the period were 1,077 DMT, containing 0.7 million pounds of zinc, there were no sales during the three months ended February 28, 2007.

- The average price for sales of zinc in the period was $1.21/lb.

- Zinc concentrate inventory at March 31, 2008 was 5,375 DMT, an increase in inventory from the 3,804 DMT of concentrate on hand at December 31, 2007.

- Silver in the zinc concentrate produced during the period totaled 16,000 ounces.

***Lead***

- Lead in concentrate produced during the quarter was 1.7 million pounds of lead, three months ended February 28, 2007 was 0.5 million.

- Lead concentrate sales for the period were 1,076 DMT, containing 1.3 million pounds of lead, three months ended February 28, 2007 was 1.4 million.

- The average price for sales of lead in the period was $1.33/lb.

- Lead concentrate inventory at March 31, 2008 was 562 DMT, an increase in inventory from the 358 DMT of concentrate on hand at December 31, 2007.

- Silver in the lead concentrate produced during the period totaled 65,000 ounces.

***Mill Expansion Project***

Capital expenditures are budgeted at $10 million to further expand the facility to 3,000 tpd which is expected to be completed by the fourth quarter this year.

***Labour***

There were 2 minor lost time accidents during the period from both operations and construction. The number of personnel at the end of the period was 600, of which approximately 80 were contractors related to the expansion project.

***Q1 - Actual Sales and Costs***

| | **Q1 – 2008** | **3 Months Ended Feb 28, 2007** |
|---|---|---|
| Copper (million lbs) | 6.9 | 2.1 |
| Zinc (million lbs) | 0.7 | Nil |
| Lead (million lbs) | 1.3 | 1.4 |
| Silver ('000 ounces) | 306 | 169 |
| Copper production costs, net of by product credits, per lb of copper | $0.58 | ($0.02) |
| Off property costs for transport, smelting and refining per lb of copper | $0.40 | $0.41 |
| Total cash costs of production per lb of copper | $0.98 | $0.39 |

*Financial Results*

The information in this news release and the selected financial information contained in the following pages should be read in conjunction with the Interim Consolidated Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2008, which will be available at Capstone's website at www.capstonemining.com and at www.sedar.com.

The Company's operating profit for the three months ended March 31, 2008 was $15.9 million or $0.20 per share compared to operating profit of $3.9 million or $0.05 per share for the three months ended February 28, 2007. The Company's net earnings for March 31, 2008 were $0.5 million or $0.01 per share compared to $3.3 million or $0.04 per share for February 28, 2007.

The Company reported revenues for the three month period of $29.5 million (February 28, 2007 - $9.1 million). Revenues consisted of copper concentrate sales of $24.6 million, zinc concentrate sales of $0.6 million, lead concentrate sales of $1.7 million and silver concentrate sales of $2.6 million.

Cost of sales for the three month period was $7.5 million (February 28, 2007 - $2.7 million), treatment and transportation charges were $4.4 million (February 28, 2007 - $1.3 million), royalty charges were $0.6 million (February 28, 2007 - $0.5 million) and depletion was $0.8 million (February 28, 2007 - $0.6 million).

For the three month period ended March 31, 2008, the Company recorded an unrealized loss related to mark-to-market on the outstanding derivative contracts in the amount of $12.4 million (February 28, 2007 - $Nil) related to our forward copper sales. Forward copper sales average price through 2011 is $3.18.

Glencore International AG and Trafigura Beheer B.V. purchases the concentrates produced by the Cozamin mine pursuant to the terms of a written contract.

*Capstone Mining Corp.*
*Selected Financial Information*

***Interim Consolidated Balance Sheets***

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Cash | $ 33,999,543 | $ 25,114,753 |
| Marketable securities | 1,466,496 | 8,097,348 |
| Receivables | 17,604,581 | 9,799,634 |
| Investment in Silverstone Resources Corp. | 40,006,497 | 39,022,891 |
| Property, plant and equipment | 47,408,699 | 45,655,190 |
| Other assets | 15,863,279 | 17,290,380 |
| Total assets | 156,349,095 | 144,980,196 |
| Deferred revenue | 40,051,609 | 41,398,281 |
| Other liabilities | 28,954,406 | 17,833,194 |
| Total liabilities | 69,006,015 | 59,231,475 |
| Shareholder's equity | 87,343,080 | 85,748,721 |
| Total liabilities and shareholders' equity | 156,349,095 | 144,980,196 |

***Interim Consolidated Statements of Operations***

| | Three months ended March 31, 2008 | Three months ended Feb 28, 2007 |
|---|---|---|
| Total revenues | $ 29,451,410 | $ 9,090,750 |
| Total cost of sales | (13,525,555) | (5,173,055) |
| Operating profit | 15,925,855 | 3,917,695 |
| G&A and other expenses | (1,871,873) | (624,872) |
| Unrealized loss on derivative instrument | (12,443,884) | - |
| Other items | 1,665,499 | (1,873) |
| Earnings before income taxes | 3,275,597 | 3,290,950 |
| Current income tax | (1,565,655) | - |
| Future income tax | (1,220,363) | - |
| Earnings for the year | 489,579 | 3,290,950 |
| EPS – Basic | 0.01 | 0.04 |
| EPS – Diluted | 0.01 | 0.04 |

Capstone will host a conference call on Wednesday, April 30 at 8:00 a.m. Pacific Time (11:00 AM Eastern Time) to discuss these results. The conference call may be accessed by dialing 1.866.365.1119 in North America or 1.416.849.7329 internationally, please ask for the Capstone Mining Corp. conference call. The conference call will be archived for later playback until May 7, 2008 and can be accessed by dialing 1.866.501.5559 and the passcode is 21270030#.

**ABOUT CAPSTONE**

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.9 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik or Mark Patchett, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com or mpatchett@capstonemining.com

### 1.1 Date of Report: April 28, 2008

The Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008, and the audited consolidated financial statements for the period ended December 31, 2007.

All dollar figures stated herein are expressed in U.S. dollars, unless otherwise noted.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

### 1.2 Overall Performance

Capstone Mining Corp. ("the Company") is a mining company with a primary focus to operate, expand and explore the Company's 100% owned Cozamin copper-silver-zinc-lead mine located in Zacatecas, Mexico. The Company's shares are listed on the Toronto Stock Exchange ("TSX") under the symbol CS.

The Company had an operating profit of $15.9 million or $0.20 per share and earnings of $0.5 million or $0.01 per share during the three months ended March 31, 2008 compared to operating profit of $3.9 million or $0.05 per share and earnings of $3.3 million or $0.04 per share in the three months ended February 28, 2007. For the three months ended March 31, 2008 the company recorded an unrealized loss related to mark-to-market on the outstanding derivative contracts in the amount of $12.4 million or $0.15 per share. The Company also recorded current income taxes related to operations in Mexico in the amount of $1.6 million and recorded future income taxes of $1.2 million

During the three months ended March 31, 2008, the Company realized revenues of $24.6 million from sales of 6.9 million pounds of copper, $0.6 million from sales of 0.7 million pounds of zinc, $1.7 million from sales of 1.3 million pounds of lead and $2.6 million from sales of 306,000 ounces of silver in concentrates. The average price for sales of copper, zinc, lead and silver during the period were $3.59/lb, $1.21/lb, $1.33/lb and $8.40/oz respectively.

The Company is continuing with the work required at the Cozamin mine to expand the current production rate of 2,200 tpd or 750,000 tpy to 3,000 tpd or approximately 1 million tpy. The production will be increased to 3,000 tpd in September 2008. The new larger production ramp will be completed in stages from surface down to level 12. The ramp to level 10 will be completed by September 2008. The internal ramps from level 10 to 12 level will be extended and enlarged and the underground crusher will be installed in a new dump pocket at level 11.5. This larger production ramp will provide the required additional ore haulage capacity with larger sized 20 tonne trucks and will compliment the 1,800 tpd shaft. The 1.5mW generator has been added to provide emergency power supply and the additional power needed to operate the mine at the expanded production rate prior to the completion of a new 115kV high tension power line and substation to supply up to 7.5mW to the mine. Modifications within the plant include increasing conveyor belt sizes in the crushing area, column cells, a regrind mill and density control in the grinding circuit. An additional 6m tailing dam lift will be completed in May 2008.

The Company continued its program of underground infill drilling to further expand and upgrade the inferred resources. Priority will be on inferred resources within established mining block areas.

The Company currently has four drill rigs working at Cozamin, three are drilling from surface and one from underground. We have increased the planned 6,500m of surface drilling by an additional 10,000m. To date, 9,000m in 48 holes have been drilled from surface.

The underground drilling program is currently planned at 18,000m of drilling which will require 650m of underground cross cuts for drill stations. To date, 6,935m in 23 drill holes have been drilled.

**Cozamin Mine**

*First Quarter 2008 Highlights*

***Copper***

- Copper in concentrate produced during the quarter was 6.0 million pounds of copper, three months ended February 28, 2007 was 2.8 million.
- Copper concentrate sales for the quarter were 14,960 dry metric tons ("DMT"), containing 6.9 million pounds of copper, three months ended February 28, 2007 was 2.1 million.
- The average price for sales of copper in the period was $3.59/lb.
- Copper concentrate inventory at March 31, 2008 was 2,919 DMT, a decrease in inventory from the 5,631 DMT of concentrate on hand at December 31, 2007.
- Silver in the copper concentrate produced during the period totaled 257,000 ounces.
- Copper production was lower in February and March as the Company was mining lower grade upper levels due to the expansion projects on the higher grade lower levels.

***Zinc***

- Zinc in concentrate produced during the quarter was 2.3 million pounds of zinc, three months ended February 28, 2007 was 1.2 million.
- Zinc sales for the period were 1,077 DMT, containing 0.7 million pounds of zinc, there were no sales for three months ended February 28, 2007.
- The average price for sales of zinc in the period was $1.21/lb.
- Zinc concentrate inventory at March 31, 2008 was 5,375 DMT, an increase in inventory from the 3,804 DMT of concentrate on hand at December 31, 2007.
- Silver in the zinc concentrate produced during the period totaled 16,000 ounces.

***Lead***

- Lead in concentrate produced during the quarter was 1.7 million pounds of lead, three months ended February 28, 2007 was 0.5 million.
- Lead concentrate sales for the period were 1,076 DMT, containing 1.3 million pounds of lead, three months ended February 28, 2007 was 1.4 million.
- The average price for sales of lead in the period was $1.33/lb.
- Lead concentrate inventory at March 31, 2008 was 562 DMT, an increase in inventory from the 358 DMT of concentrate on hand at December 31, 2007.
- Silver in the lead concentrate produced during the period totaled 65,000 ounces.

*First Quarter Production Results*

The following table is a summary of the operating statistics.

| | | **Q1 - 2008** | **3 Months Ended Feb 28, 2007** |
|---|---|---|---|
| Total tons mined | | 195,530 | 100,620 |
| Tons of ore milled | | 202,656 | 95,439 |
| Copper grade (%) | | 1.59 | 1.58 |
| Zinc grade (%) | | 1.35 | 1.45 |
| Silver grade (g/t) | | 70.3 | 68 |
| Lead grade (%) | | 0.65 | 0.53 |
| Copper recovery (%) | | 84.2 | 84.5 |
| Zinc recovery (%) | | 40.6 | 42.6 |
| Silver recovery (%) | | 70.4 | 67.5 |
| Lead recovery (%) | | 60.2 | 49.0 |
| Copper production (million DMT lbs) | | 6.0 | 2.8 |
| Zinc production (million DMT lbs) | | 2.3 | 1.2 |
| Silver production ('000 ounces) | | 338 | 149 |
| Lead production (million DMT lbs) | | 1.7 | 0.5 |

*Note: Silver reports to all concentrates.*

*Labour*

There were 2 minor lost time accidents during the period. The number of personnel at the end of the quarter was 600 compared to 530 at the end of December, of which approximately 80 were contractors related to the construction project.

*First Quarter Actual Sales and Costs*

| | **Q1 Sales** | **Three Months Ended Feb 28, 2007 Sales** |
|---|---|---|
| Copper (million lbs) | 6.9 | 2.1 |
| Zinc (million lbs) | 0.7 | Nil |
| Lead (million lbs) | 1.3 | 1.4 |
| Silver ('000 ounces) | 306 | 169 |
| Copper production costs, net of by product credits, per lb of copper | $0.58 | ($0.02) |
| Off property costs for transport, smelting and refining per lb of copper | $0.40 | $0.41 |
| Total cash costs of production per lb of copper | $0.98 | $0.39 |

**Market Trends**

Copper prices have been increasing since late 2003. Copper prices averaged $1.30/lb in 2004, $1.67/lb in 2005, $3.05/lb in 2006 and $3.23/lb in 2007. Copper prices have increased in the first quarter of 2008, averaging $3.51/lb.

Zinc prices had been increasing since 2003. Zinc prices averaged $0.47/lb in 2004, $0.63/lb in 2005, $1.48/lb in 2006 and $1.39/lb in 2007. Zinc prices have decreased in the first quarter of 2008, averaging $1.12/lb.

Lead prices have been increasing since 2003, averaged $0.40/lb in 2004, $0.44/lb in 2005, $0.58/lb in 2006 and $1.18/lb in 2007. Lead prices have continued to increase in the first quarter of 2008, averaging $1.31/lb.

## 1.3 Selected Annual Information

The following financial data is selected information for the Company for the most recently completed financial years:

| | 4 Months Ended Dec 31, 2007 | Aug 31, 2007 | Aug 31, 2006 |
|---|---|---|---|
| Total revenues | $ 32,975,274 | $ 55,335,647 | $ - |
| Operating profit | 16,817,689 | 27,197,356 | - |
| Earnings (loss) for the year | 10,415,923 | 22,671,049 | (2,624,601) |
| Basic earnings (loss) per common share | 0.13 | 0.28 | (0.04) |
| Diluted earnings (loss) per common share | 0.12 | 0.27 | (0.04) |
| Total assets | 144,980,196 | 133,990,735 | 58,832,773 |

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in U.S dollars.

## 1.4 Results of Operations

The Company's operating profit for the three months ended March 31, 2008 was $15.9 million or $0.20 per share compared to operating profit of $3.9 million or $0.05 per share for the three months ended February 28, 2007. The Company's net earnings for March 31, 2008 were $0.5 million or $0.01 per share compared to $3.3 million or $0.04 per share for February 28, 2007.

The Company reported revenues for the three month period of $29.5 million (February 28, 2007 - $9.1 million). Revenues consisted of copper concentrate sales of $24.6 million, zinc concentrate sales of $0.6 million, lead concentrate sales of $1.7 million and silver concentrate sales of $2.6 million.

Cost of sales for the three month period was $7.5 million (February 28, 2007 - $2.7 million), treatment and transportation charges were $4.4 million (February 28, 2007 - $1.3 million), royalty charges were $0.6 million (February 28, 2007 - $0.5 million) and depletion was $0.8 million (February 28, 2007 - $0.6 million).

For the three month period ended March 31, 2008, the Company recorded an unrealized loss related to mark-to-market on the outstanding derivative contracts in the amount of $12.4 million (February 28, 2007 - $Nil).

Glencore International AG and Trafigura Beheer B.V. purchases the concentrates produced by the Cozamin mine pursuant to the terms of a written contract.

## 1.5 Summary of Quarterly Results

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

| | Mar 31, 2008 (US$) | 4 Months Ended Dec 31, 2007 (US$) | Aug 31, 2007 (US$) | May 31, 2007 (CDN$) |
|---|---|---|---|---|
| Total revenues | $ 29,451,410 | $ 32,975,274 | $ 17,997,785 | $ 16,695,086 |
| Operating profit | 15,925,855 | 16,817,689 | 9,935,746 | 7,754,309 |
| Earnings before income taxes | 3,275,597 | 16,789,534 | 10,718,283 | 5,808,500 |
| Basic earnings per common share before future taxes | 0.04 | 0.21 | 0.13 | 0.07 |
| Diluted earnings per common share before future taxes | 0.04 | 0.20 | 0.13 | 0.07 |
| Earnings for the period | 489,579 | 10,415,923 | 8,238,690 | 5,808,500 |
| Basic earnings per common share | 0.01 | 0.13 | 0.10 | 0.07 |
| Diluted earnings per common share | 0.01 | 0.12 | 0.09 | 0.07 |
| Total assets | 156,349,095 | 144,980,196 | 133,990,735 | 134,546,930 |

| | Feb 28, 2007 (CDN$) | Nov 30, 2006 (CDN$) | Aug 31, 2006 (CDN$) | May 31, 2006 (CDN$) |
|---|---|---|---|---|
| Total revenues | $ 10,594,538 | $ 14,929,191 | $ - | $ - |
| Operating profit | 4,841,073 | 7,703,400 | - | - |
| Earnings before income taxes | 3,835,338 | 6,515,678 | - | - |
| Basic earnings per common share before future taxes | 0.05 | 0.08 | - | - |
| Diluted earnings per common share before future taxes | 0.05 | 0.08 | - | - |
| Earnings (loss) for the period | 3,835,338 | 6,515,678 | (1,600,632) | (793,978) |
| Basic earnings (loss) per common share | 0.05 | 0.08 | (0.03) | (0.01) |
| Diluted earnings (loss) per common share | 0.05 | 0.08 | (0.03) | (0.01) |
| Total assets | 78,400,485 | 73,783,574 | 66,161,151 | 68,877,045 |

This financial information was prepared in accordance with Canadian GAAP.

## 1.6 Liquidity

At March 31, 2008, the Company's working capital was $55.7 million compared to $51.7 million at December 31, 2007. The increase in cash at March 31, 2008 was a result of the Company sales of concentrates and the sale of investments in marketable securities of $7.5 million. The Company purchased an additional 219,900 of its own common shares on the open market for a total of $0.6 million. The Company returned to treasury and cancelled the common shares acquired.

Revenue from sales of copper, silver, zinc and lead, along with current cash balances will provide sufficient working capital for the Company to cover its 2008 operating costs as well as carry out its day to day obligations. The Company had no long-term bank debt in either period.

The Company received $220,265 in proceeds from the exercise of warrants, $77,136 from the exercise of agent's options and $206,214 from the exercise of stock options for the period ended March 31, 2008.

## 1.7 Capital Resources

The Company completed the spin-out of its Silver exploration properties (which are the Copala, Claudia, Promontorio, Montoros and Martha projects) last year. Silverstone Canada assumed all the rights and obligations relating to the option to purchase a 90% interest in the Silver exploration properties.

### 1.8 Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

### 1.9 Transactions with Related Parties

During the three months ended March 31, 2008, a management company controlled by Darren Pylot, President, CEO and a director of the Company, received CDN$20,833 per month (February 28, 2007 - CDN$15,833 per month) to perform the presidential and managing director duties on behalf of the Company. The Company sold silver of $2,570,919 (February 28, 2007 - $Nil) to a public company with directors in common. At March 31, 2008, the amount receivable relating to these silver sales was $2,725,102 (February 28, 2007 - $Nil). In addition the Company received from this public company exploration services and the amount owed related to this service was $1,014,062 (February 28, 2007 - $Nil)

### 1.10 First Quarter

During the three months ended March 31, 2008 the second expansion from 2,200 tpd to 3,000tpd continued as well as continued successful production at its **Cozamin** copper-silver-lead-zinc mine.

The Company continued a program of underground infill drilling at its **Cozamin** property targeting further to expand and upgrade the inferred resources.

### 1.11 Proposed Transactions

The Company has budgeted $2.5 million for infill drilling programs at the **Cozamin** project in 2008 in order to upgrade inferred resources. The Company has also budgeted $1.7 million for additional exploration along strike and down dip of the updated resources at the **Cozamin** project. The Company has the required funds in order to complete its exploration programs. At March 31, 2008 the Company has spent a total of $1 million.

There are no proposed assets or business acquisitions or dispositions, other then those in the ordinary course, before the board of directors for consideration.

### 1.12 Critical Accounting Estimates

N/A

## 1.13 Changes in Accounting Policies

**New Accounting Pronouncements**

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants ("CICA").

*i. Assessing Going Concern (Section 1400)*
The Accounting Standards Board (AcSB) amended the Section 1400, to include requirements for management to assess an entity's ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity's ability to continue as a going concern. The adoption of this standard did not have an impact on our financial statements.

*ii. Capital Disclosures (Section 1535)*
This new pronouncement establishes standards for disclosing information about an entity's capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has compiled with them, and if not, the consequences.

*iii. Inventories (Section 3031)*
This section replaces the existing Section 3030 establishing more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact in our financial statements.

iv. ***Financial Instruments - Disclosure (Sections 3862) and Presentation (Section 3863)***
These new standards require additional disclosures to enable users to evaluate the significance of financial instruments for an entity's financial position and performance. In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial instruments.

v. ***Determining whether a contract is routinely denominated in a single currency***
This new standard considers 1) how the term "routinely denominated" in Section 3855.A34(d) should be Interpreted, and 2) what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The adoption of this standard did not have an impact in our financial statements.

Effective January 1, 2009, the Company is required to adopt the following accounting standards updates issued by the CICA:

*i. Goodwill and intangible assets (Section 3064)*
In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets". This new standards provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, "Revenue and Expenditures in the Pre-operating Period", will be withdrawn. We are currently assessing the impact of this new accounting standard on our consolidated financial statements.

## 1.14 Financial Instruments and Other Instruments

### Financial Instrument Risk Exposure and Risk Management

The Company is exposed to a variety of financial risks, which include liquidity risk, credit risk, foreign exchange risk, interest rate risk and commodity price risk. From time to time, we may use commodity price contracts to manage exposure to fluctuations in metal prices. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors.

***i. Liquidity Risk***
We manage liquidity risk by maintaining adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The company's cash is invested in business accounts with quality financial institutions and which is available on demand for the Company's programs, and is not invested in any asset backed commercial paper.

***ii. Credit Risk***
The Company's credit risk is primarily attributable to its liquid financial assets, and which arises from the non-performance by counterparties of contractual financial obligations. The Company manages credit risk for trade and other receivables through established credit monitoring activities. We do not have significant concentration of credit risk with a single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our receivables, and taxes receivable.

***iii. Foreign Exchange Risk***
The Company's operations are in Mexico and Canada, therefore foreign exchange risk exposures arise from transactions denominated in foreign currency. Our foreign exchange risk arises primarily with respect the US dollar. Our cash flows from Mexican operations are exposed to foreign exchange risk as commodity sales, royalties, treatment and transportation charges are substantially denominated in US dollars, whereas the majority of all other operating expenses are in Mexican Peso. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

***iv. Interest Rate Risk***
In respect to our financial assets, our interest rate risk mainly arises from the interest rate impact on our cash. Cash receives interest based on market interest rates. The Notes Receivable (Note 7) carry fixed interest rates of 8% and 9.5% per annum, and are not subject to fluctuations in interest rates. In respect to our financial liabilities, the Equipment Lease Obligations (Note 12) carry fixed interest rates of 6.5%, 7.83%, 8% and 12% per annum, and are not subject to fluctuations in interest rates.

***v. Commodity price risk***
The Company is subject to price risk from fluctuations in market prices of zinc and lead and has elected not to actively manage our exposure to these commodities price risks. The Company has forward sold all silver produced for a ten year period as disclosed in Note 11 and therefore is not subject to price risk from fluctuations in silver. The Company has also forward sold some of their copper production for a four year period as disclosed and is recording the mark-to-market movement for these contracts every quarter. The remaining copper production is subject to price risk fluctuations.

Copper, zinc and lead prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors.

The profitability of the Company's operations is highly correlated to the market price of copper, zinc and lead. If metal prices decline for a prolonged period below the cost of production of the Company's mine, it may not be feasible to continue production.

## 1.15 Other MD&A Requirements

Disclosure of Outstanding Share Data:

| | Number of Shares | Amount | Contributed Surplus |
|---|---|---|---|
| Authorized | | | |
| Unlimited common shares, without par value | | | |
| Issued | | | |
| Balance, December 31, 2007 | 81,442,515 | $ 63,944,202 | $ 898,263 |
| Issued for warrants exercised | 160,082 | 220,265 | - |
| Agent's options exercised | 75,629 | 102,284 | (25,148) |
| Issued for stock options | 190,000 | 264,847 | (58,633) |
| Issued for wages | 214,500 | 484,550 | - |
| Shares returned to treasury and cancelled | (219,900) | (220,538) | - |
| Stock-based compensation | - | - | 175,291 |
| Balance, March 31, 2008 | 81,862,826 | $ 64,795,610 | $ 989,773 |

The following stock options were outstanding at March 31, 2008:

| Number of Options | Exercise Price (CDN$) | Expiry Date |
|---|---|---|
| 25,000 | $ 0.45 | September 15, 2008 |
| 75,000 | 0.75 | March 22, 2009 |
| 100,000 | 0.75 | June 11, 2009 |
| 120,000 | 0.95 | January 12, 2010 |
| 200,000 | 1.05 | March 1, 2010 |
| 100,000 | 0.95 | April 20, 2010 |
| 30,000 | 1.10 | January 23, 2011 |
| 1,074,500 | 1.57 | March 9, 2011 |
| 10,000 | 1.40 | June 14, 2011 |
| 560,000 | 1.88 | March 14, 2012 |
| 50,000 | 2.32 | May 23, 2012 |
| 25,000 | 2.35 | August 21, 2012 |
| 1,249,000 | 3.16 | March 20, 2013 |
| 3,618,500 | | |

At March 31, 2008, the following share purchase warrants were outstanding:

| Number of Shares | Exercise Price (CDN$) | Expiry Date |
|---|---|---|
| 3,675,904 | $ 1.40 | December 21, 2008 |

## 1.16 Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

*Other information*

Additional information relating to the Company, including the Company's AIF is on SEDAR at www.sedar.com.

CAPSTONE
MINING CORP.

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS
**(Unaudited – Prepared by Management)**

## MARCH 31, 2008

(Expressed in U.S. Dollars)

**CAPSTONE MINING CORP.**
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)
(Expressed in U.S. dollars)

| | March 31, 2008 | Dec 31, 2007 (Audited) |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 33,999,543 | $ 25,114,753 |
| Marketable securities (Note 8) | 1,466,496 | 8,097,348 |
| Receivables | 17,604,581 | 9,799,634 |
| Notes receivable (Note 6) | 466,473 | 340,560 |
| Taxes receivable | 6,593,435 | 4,769,610 |
| Inventory (Note 3) | 5,056,103 | 5,428,842 |
| Future income taxes (Note 17) | 113,339 | 328,341 |
| Prepaid and advances | 625,187 | 607,301 |
| Derivative instrument asset (Note 8) | - | 2,646,318 |
| | 65,925,157 | 57,132,707 |
| **Investment in Silverstone Resources Corp.** (Note 4) | 40,006,497 | 39,022,891 |
| **Property, plant and equipment** (Note 5) | 47,408,699 | 45,655,190 |
| **Notes receivable** (Note 6) | 549,969 | 347,901 |
| **Taxes receivable** | 1,478,639 | 1,450,797 |
| **Future income taxes** (Note 17) | 947,281 | 1,042,830 |
| **Mineral properties** (Note 7) | 32,853 | 10,044 |
| **Derivative instrument asset** (Note 8) | - | 317,836 |
| | $ 156,349,095 | $ 144,980,196 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 3,879,936 | $ 4,546,425 |
| Current income tax | 1,565,655 | 40,001 |
| Equipment lease obligations (Note 11) | 554,343 | 826,551 |
| Derivative instrument liability (Note 8) | 4,226,587 | - |
| | 10,226,521 | 5,412,977 |
| **Deferred revenue** (Note 10) | 40,051,609 | 41,398,281 |
| **Equipment lease obligations** (Note 11) | 443,212 | 565,584 |
| **Future income taxes** (Note 17) | 10,815,174 | 9,905,362 |
| **Asset retirement obligation** (Note 12) | 2,073,798 | 1,949,271 |
| **Derivative instrument liability** (Note 8) | 5,395,701 | - |
| | 69,006,015 | 59,231,475 |
| **Shareholders' equity** | | |
| Capital stock (Note 13) | 64,795,610 | 63,944,202 |
| Contributed surplus (Note 13) | 989,773 | 898,263 |
| Other comprehensive income | 3,871,376 | 3,324,009 |
| Retained earnings | 17,686,321 | 17,582,247 |
| | 87,343,080 | 85,748,721 |
| | $ 156,349,095 | $ 144,980,196 |

**On behalf of the Board:**

"Darren M. Pylot" Director "Tony Chan" Director

*The accompanying notes are an integral part of these interim consolidated financial statements.*

## CAPSTONE MINING CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(Unaudited – prepared by management)
(Expressed in U.S. dollars)

| | Three months ended March 31, 2008 | Three months ended February 28, 2007 |
|---|---|---|
| **Revenue** | | |
| Copper | $ 24,638,511 | $ 5,917,017 |
| Zinc | 570,851 | - |
| Lead | 1,671,129 | 1,029,977 |
| Silver | 2,570,919 | 2,143,756 |
| | 29,451,410 | 9,090,750 |
| **Cost of sales** | (7,507,220) | (2,651,416) |
| **Treatment and transportation** | (4,394,867) | (1,251,708) |
| **Royalty** | (554,470) | (453,127) |
| **Depletion** | (804,271) | (580,568) |
| **Amortization and accretion** | (264,727) | (236,236) |
| **Operating profit** | 15,925,855 | 3,917,695 |
| General and administrative expenses | 1,190,742 | 682,572 |
| Foreign exchange loss (gain) | 478,048 | (114,845) |
| Interest expense | 27,792 | 28,359 |
| Stock-based compensation (Note 13) | 175,291 | 28,786 |
| | (1,871,873) | (624,872) |
| **Other items** | | |
| Equity income (Note 4) | 983,606 | - |
| Realized gain on derivative instrument (Note 8) | 136,096 | - |
| Unrealized loss on derivative instrument (Note 8) | (12,443,884) | - |
| Realized gain on marketable securities | 497,076 | - |
| Write-off of mineral properties (Note 7) | (28,378) | - |
| Other | 77,099 | (1,873) |
| | (10,778,385) | (1,873) |
| **Earnings before income taxes** | 3,275,597 | 3,290,950 |
| Current income tax (Note 17) | (1,565,655) | - |
| Future income tax (Note 17) | (1,220,363) | - |
| **Earnings for the period** | $ 489,579 | $ 3,290,950 |
| **Earnings per share** | | |
| Earnings per common share – basic | $ 0.01 | $ 0.04 |
| Earnings per common share – diluted | $ 0.01 | $ 0.04 |
| **Weighted average number of common shares outstanding** | | |
| Basic | 81,469,034 | 80,901,131 |
| Diluted | 84,789,961 | 82,446,528 |
| **Retained earnings (deficit), beginning of period** | $ 17,582,247 | $ (8,847,773) |
| **Share cancellation adjustment** (Note 13) | (385,505) | - |
| **Earnings for the period** | 489,579 | 3,290,950 |
| **Retained earnings (deficit), end of period** | $ 17,686,321 | $ (5,556,823) |

*The accompanying notes are an integral part of these interim consolidated financial statements.*

**CAPSTONE MINING CORP.**
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
OTHER COMPREHENSIVE INCOME
(Unaudited – prepared by management)
(Expressed in U.S. dollars)

| | Three months ended March 31, 2008 | Three months ended Feb 28, 2007 |
|---|---|---|
| **Earnings for the period** | $ 489,579 | $ - |
| Other comprehensive income: | | |
| Unrealized gain on available-for-sale securities | 178,272 | - |
| Reclassification of cumulative translation adjustment | - | - |
| Unrealized gain on foreign currency translations | 112,106 | - |
| **Comprehensive income for the periods** | $ 779,957 | $ - |
| | | |
| **Other comprehensive income (loss) on available for sale securities** | | |
| Balance beginning of the period | $ (279,061) | $ - |
| Unrealized gain on available for sale securities | 178,272 | - |
| Reclassification to income statement of loss realized on available-for-sale securities | 256,989 | - |
| **Balance end of the period** | 156,200 | - |
| **Other comprehensive income on foreign currency translations** | | |
| Balance beginning of the period | 3,603,070 | - |
| Unrealized gain on foreign currency translations | 112,106 | - |
| **Balance end of the period** | $ 3,715,176 | $ - |
| | | |
| **Total other comprehensive income** | $ 3,871,376 | $ - |

*The accompanying notes are an integral part of these interim consolidated financial statements.*

**CAPSTONE MINING CORP.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)
(Expressed in U.S. dollars)

| | Three months ended March 31, 2008 | Three months ended February 28, 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Earnings for the period | $ 489,579 | $ 3,290,950 |
| Items not affecting cash: | | |
| Future income tax | 1,220,363 | - |
| Cost of sales | 113,019 | 36,714 |
| Amortization and accretion | 264,727 | 236,236 |
| Accrued interest income | - | (59,270) |
| Foreign exchange | - | 65,080 |
| Depletion | 804,271 | 580,568 |
| Shares issued for bonuses | 484,550 | - |
| Gain on disposition of equipment and materials | (62,149) | 1,873 |
| Write-off of mineral properties | 28,378 | - |
| Stock-based compensation | 175,291 | 28,786 |
| Unrealized loss on derivative instrument | 12,443,884 | - |
| Equity income | (983,606) | - |
| Recognition of deferred revenue | (1,346,672) | - |
| Realized gain on marketable securities | (497,076) | - |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | (7,627,206) | 5,022,067 |
| Increase in taxes receivable | (1,670,407) | (1,408,136) |
| Decrease (increase) in inventory | 832,022 | (1,859,659) |
| (Increase) decrease in prepaid and advances | (34,352) | 43,938 |
| (Decrease) increase in accounts payable and accrued liabilities | (1,642,773) | 426,605 |
| Increase in current income tax | 1,545,211 | - |
| Decrease in asset retirement cost | (4,750) | - |
| Cash flows provided by operating activities | 4,532,304 | 6,405,752 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issuance of capital stock | 283,350 | 24,884 |
| Purchase of shares | (606,043) | - |
| Proceeds for warrants exercised | 220,265 | - |
| Equipment lease obligations | (394,580) | (292,691) |
| Cash flows used in financing activities | (497,008) | (267,807) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of marketable securities | (676,794) | - |
| Marketable securities | 7,913,515 | - |
| Proceeds on sale of property, plant and equipment | - | (3,158,870) |
| Property, plant and equipment | (2,503,394) | - |
| Mineral properties | (51,592) | (700,023) |
| Cash flows provided by (used in) investing activities | 4,681,735 | (3,858,893) |
| **Effect of rate changes on cash and equivalents** | 167,759 | (359,828) |
| **Change in cash during the period** | 8,884,790 | 1,919,224 |
| **Cash, beginning of period** | 25,114,753 | 15,861,315 |
| **Cash, end of period** | $ 33,999,543 | $ 17,780,539 |

**Supplemental disclosure with respect to cash flows** (Note 16)

*The accompanying notes are an integral part of these interim consolidated financial statements.*

(Expressed in U.S. dollars)

## 1. BASIS OF OPERATIONS

These unaudited interim consolidated financial statements include the accounts of Capstone Mining Corp. and its subsidiaries ("the Company"). All significant intercompany balances and transactions have been eliminated. These unaudited interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These unaudited interim consolidated statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. Certain comparative figures have bee reclassified to conform to the presentation adopted for the current period.

## 2. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants ("CICA").

***i. Assessing Going Concern (Section 1400)***
The Accounting Standards Board (AcSB) amended the Section 1400, to include requirements for management to assess an entity's ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity's ability to continue as a going concern. The adoption of this standard did not have an impact on our financial statements.

***ii. Capital Disclosures (Section 1535)***
This new pronouncement establishes standards for disclosing information about an entity's capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has compiled with them, and if not, the consequences.

***iii. Inventories (Section 3031)***
This section replaces the existing Section 3030 establishing more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact in our financial statements.

**iv. *Financial Instruments - Disclosure (Sections 3862) and Presentation (Section 3863)***
These new standards require additional disclosures to enable users to evaluate the significance of financial instruments for an entity's financial position and performance. In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial instruments.

**v. *Determining whether a contract is routinely denominated in a single currency***
This new standard considers 1) how the term "routinely denominated" in Section 3855.A34(d) should be Interpreted, and 2) what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The adoption of this standard did not have an impact in our financial statements.

(Expressed in U.S. dollars)

## 2. ADOPTION OF NEW ACCOUNTING STANDARDS (cont'd…)

Effective January 1, 2009, the Company is required to adopt the following accounting standards updates issued by the CICA:

*i. Goodwill and intangible assets (Section 3064)*

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets". This new standards provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, "Revenue and Expenditures in the Pre-operating Period", will be withdrawn. We are currently assessing the impact of this new accounting standard on our consolidated financial statements.

## 3. INVENTORY

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Concentrate inventory | $ 2,958,164 | $ 3,278,145 |
| Supplies inventory | 1,896,649 | 1,744,319 |
| Ore stock piles | 201,290 | 406,378 |
| | $ 5,056,103 | $ 5,428,842 |

## 4. INVESTMENT IN SILVERSTONE RESOURCES CORP.

| | March 31, 2008 | | Dec 31, 2007 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| **Investment in common shares** | | | | |
| Balance, beginning of period | 24,042,340 | $ 35,557,263 | 12,464,670 | $ 15,032,416 |
| Conversion of special warrants | - | - | 8,000,000 | 10,000,000 |
| Equity income | - | 983,606 | - | 254,394 |
| Purchase of common shares | - | - | 3,577,670 | 10,270,453 |
| Balance, end of period | 24,042,340 | 36,540,869 | 24,042,340 | 35,557,263 |
| **Special warrants** | | | | |
| Balance, beginning of the period | 2,747,428 | 3,465,628 | 10,747,428 | 13,465,628 |
| Converted to common shares | - | - | (8,000,000) | (10,000,000) |
| Balance, end of period | 2,747,428 | 3,465,628 | 2,747,428 | 3,465,628 |
| Total investment | | $ 40,006,497 | | $ 39,022,891 |

(Expressed in U.S. dollars)

## 4. INVESTMENT IN SILVERSTONE RESOURCES CORP. (cont'd…)

As outlined in Note 10, the Company received 19,155,310 special warrants of Silverstone with a value of $24,000,000 as part of the upfront payment for the sale of its silver production. These special warrants are convertible into common shares of Silverstone at no additional cost. In September 2007 the Company converted 8,000,000 special warrants with a value of $10,000,000 in exchange for 8,000,000 common shares of Silverstone. In November 2007, the Company purchased 3,557,670 common shares to maintain their 19.9% holding in Silverstone. As at March 31, 2008, the Company held approximately 19.65% of the issued and outstanding shares.

## 5. PROPERTY, PLANT AND EQUIPMENT

| | March 31, 2008 | | | December 31, 2007 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization & Depletion | Net Book Value | Cost | Accumulated Amortization & Depletion | Net Book Value |
| Cozamin, Mexico property | $ 44,027,740 | $ 3,792,103 | $ 40,235,637 | $ 41,623,706 | $ 2,619,373 | $ 39,004,333 |
| Mine equipment | 2,108,425 | 269,852 | 1,838,573 | 2,060,717 | 207,823 | 1,852,894 |
| Mine equip. under lease | 2,649,272 | 609,333 | 2,039,939 | 3,069,272 | 529,855 | 2,539,417 |
| Vehicles | 507,284 | 177,646 | 329,638 | 506,138 | 145,972 | 360,166 |
| Office equipment | 646,193 | 330,281 | 315,912 | 654,498 | 318,910 | 335,588 |
| Leasehold improvements | 108,830 | 39,941 | 68,889 | 113,402 | 38,090 | 75,312 |
| Asset retirement obligation | 1,739,156 | 173,107 | 1,566,049 | 1,633,387 | 145,907 | 1,487,480 |
| Deferred exploration | 1,014,062 | - | 1,014,062 | - | - | - |
| | $ 52,800,962 | $ 5,392,263 | $ 47,408,699 | $ 49,661,120 | $ 4,005,930 | $ 45,655,190 |

## 6. NOTES RECEIVABLE

The Company entered into agreements with a contractor, whereby the contractor agreed to purchase mining equipment which the Company holds under lease for a total purchase price including IVA tax of $1,645,823. The Company's lease obligations are disclosed in Note 11. The contractor is required to pay over a period of three years $29,513 and $14,127 per month, which includes interest at 8% and 9.5% respectively per annum. Additionally the contractor agreed to purchase vehicles owned by the Company for a total purchase price including IVA tax of $37,225 payable in one year which includes interest at 8% per annum.

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Total notes receivable | $ 1,016,442 | $ 688,461 |
| Current portion due within one year | (466,473) | (340,560) |
| Net long term portion | $ 549,969 | $ 347,901 |

## 7. MINERAL PROPERTIES

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Balance, beginning of the period | $ 10,044 | $ 48,785 |
| Additions | 51,187 | 34,505 |
| Written-off | (28,378) | (73,246) |
| Balance, end of the period | $ 32,853 | $ 10,044 |

## 8. FINANCIAL INSTRUMENTS

**Financial Instrument Risk Exposure and Risk Management**

The Company is exposed to a variety of financial risks, which include liquidity risk, credit risk, foreign exchange risk, interest rate risk and commodity price risk. From time to time, we may use commodity price contracts to manage exposure to fluctuations in metal prices. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors.

***i. Liquidity Risk***

We manage liquidity risk by maintaining adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The company's cash is invested in business accounts with quality financial institutions and which is available on demand for the Company's programs, and is not invested in any asset backed commercial paper.

***ii. Credit Risk***

The Company's credit risk is primarily attributable to its liquid financial assets, and which arises from the non-performance by counterparties of contractual financial obligations. The Company manages credit risk for trade and other receivables through established credit monitoring activities. We do not have significant concentration of credit risk with a single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our receivables, and taxes receivable.

***iii. Foreign Exchange Risk***

The Company's operations are in Mexico and Canada, therefore foreign exchange risk exposures arise from transactions denominated in foreign currency. Our foreign exchange risk arises primarily with respect the US dollar. Our cash flows from Mexican operations are exposed to foreign exchange risk as commodity sales, royalties, treatment and transportation charges are substantially denominated in US dollars, whereas the majority of all other operating expenses are in Mexican Peso. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

***iv. Interest Rate Risk***

In respect to our financial assets, our interest rate risk mainly arises from the interest rate impact on our cash. Cash receives interest based on market interest rates. The Notes Receivable (Note 6) carry fixed interest rates of 8% and 9.5% per annum, and are not subject to fluctuations in interest rates. In respect to our financial liabilities, the Equipment Lease Obligations (Note 11) carry fixed interest rates of 6.5%, 7.83%, 8% and 12% per annum, and are not subject to fluctuations in interest rates.

(Expressed in U.S. dollars)

**8. FINANCIAL INSTRUMENTS** (cont'd…)

v. ***Commodity Price Risk***

The Company is subject to price risk from fluctuations in market prices of zinc and lead and has elected not to actively manage our exposure to these commodities price risks. The Company has forward sold all silver produced for a ten year period as disclosed in Note 10 and therefore is not subject to price risk from fluctuations in silver. The Company has also forward sold some of their copper production for a four year period as disclosed and is recording the mark-to-market movement for these contracts every quarter. The remaining copper production is subject to price risk fluctuations.

Copper, zinc and lead prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors.

The profitability of the Company's operations is highly correlated to the market price of copper, zinc and lead. If metal prices decline for a prolonged period below the cost of production of the Company's mine, it may not be feasible to continue production.

**Financial Assets**

The following table sets out the movement of the Company's financial assets instruments, which are accounted for as "available for sale", "at fair value through profit or loss", "held to maturity" or "loans and receivables", as defined by CICA 3855, Financial Instruments - Recognition and Measurement. No items were classified as "at fair value through profit or loss" or "loans and receivables" during the period.

| | Held to Maturity | Available for Sale Securities | Total |
|---|---|---|---|
| At December 31, 2007 | $ 688,461 | $ 8,097,348 | $ 8,785,809 |
| Movements in fair value | - | 457,333 | 457,333 |
| Additions | 507,150 | 676,794 | 1,183,944 |
| Disposals | - | (7,764,979) | (7,764,979) |
| Payments received | (179,169) | | (179,169) |
| At March 31, 2008 | $ 1,016,442 | $ 1,466,496 | $ 2,482,938 |

The estimated fair value of financial assets is equal to their carrying values. The fair value of marketable securities and notes receivable represents the market value of quoted investments and discounted future payments of interest and principal at the effective interest rates.

(Expressed in U.S. dollars)

## 8. FINANCIAL INSTRUMENTS (cont'd...)

The exposure of the Company's financial assets to interest rates and currency risk as at March 31, 2008 is as follows:

| | US | CDN | MXP | Total |
|---|---|---|---|---|
| Floating rate financial assets | $ 23,768,239 | $ 9,818,544 | $ 412,760 | $ 33,999,543 |
| Fixed rate financial assets | 1,016,442 | 55,759 | 8,016,315 | 9,088,516 |
| Subtotal | 24,784,681 | 9,874,303 | 8,429,075 | 43,088,059 |
| Weighted average effective interest rate | 1.69% | 2.98% | 3.87% | - |
| Weighted average period for which the rate is fixed in years | 2.43 | - | - | - |
| Weighted average period until maturity in years | 1.72 | - | - | - |
| Equity investments | - | 41,472,993 | - | 41,472,993 |
| Receivables | 17,380,120 | 128,483 | 95,978 | 17,604,581 |
| Total | $ 42,164,801 | $ 51,475,779 | $ 8,525,053 | $ 102,165,633 |

**Financial Liabilities**

The estimated fair value of financial liabilities is equal to their carrying values. The fair value of the derivative instruments has been determined by mark-to-market valuations of the outstanding derivative contracts at every quarter against an independent source, the London Metal Exchange.

The exposure of the Company's financial liabilities to interest rate and currency risk at March 31, 2008 is as follows:

| | US | CDN | MXP | Total |
|---|---|---|---|---|
| Fixed rate debt | $ 997,555 | $ - | $ - | $ 997,555 |
| Weighted average effective interest rate | 8.31% | - | - | - |
| Weighted average period for which the rate is fixed in years | 2.50 | - | - | - |
| Weighted average period until maturity in years | 1.29 | - | - | - |
| Non-interest bearing debt | 9,622,288 | - | - | 9,622,288 |
| Payables | 1,935,685 | 430,682 | 1,513,569 | 3,879,936 |
| Total | $ 12,555,528 | $ 430,682 | $ 1,513,569 | $ 14,499,779 |

(Expressed in U.S. dollars)

## 8. FINANCIAL INSTRUMENTS (cont'd…)

**Derivative Instruments**

At March 31, 2008, the outstanding derivative contracts are summarized as follows

| | 2008 | 2009 | 2010 | 2011 | Total |
|---|---|---|---|---|---|
| **Copper** | | | | | |
| Forward sales (tonnes) | 3,100 | 3,600 | 2,700 | 1,200 | 10,600 |
| Average price | $ 7,450 | $ 6,910 | $ 6,840 | $ 6,650 | $ 7,020 |

The total derivative liability of all the outstanding derivative as at March 31, 2008 was $9,622,288 (December 31, 2007 - asset $2,964,154). For the three month period ended March 31, 2008, the Company recorded a realized gain of $136,096 and an unrealized loss of $12,443,884 (December 31, 2007 - gain of $2,928,644).

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Derivative (liability) asset | $ (9,622,288) | $ 2,964,154 |
| Current portion of derivative liability (asset) | 4,226,587 | (2,646,318) |
| Net non-current portion of derivative (liability) asset | $ (5,395,701) | $ 317,836 |

## 9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees and bonuses of $289,370 (February 28, 2007 - $40,758) to a management company controlled by the president and director of the Company.

b) The Company sold silver of $2,570,919 to a public company with directors in common (February 28, 2007 - $Nil). At March 31, 2008, the amount receivable relating to these silver sales was $2,725,102 (February 28, 2007 - $Nil). In addition the Company received from this public company exploration services and the amount owed related to this service was $1,014,062 (February 28, 2007 - $Nil).

The transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the parties, which are non-interest bearing, with no fixed terms of repayment.

(Expressed in U.S. dollars)

## 10. DEFERRED REVENUE

In April 2007, the Company sold all of its silver production from the Cozamin mine in Mexico over a 10 year period to Silverstone in consideration for an upfront payment of $44,000,000 comprised of $20,000,000 in cash and 19,155,310 special warrants in Silverstone with a value of $24,000,000 which are convertible into common shares of Silverstone at no additional cost.

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Deferred revenue on sale | $ 41,398,281 | $ 43,056,390 |
| Deferred revenue recognized | (1,346,672) | (1,658,109) |
| Deferred revenue, ending balance | $ 40,051,609 | $ 41,398,281 |

In addition to the upfront fee, Silverstone agreed to pay for each ounce of refined silver from the mine the lesser of $4.00 per ounce of silver and the prevailing market price per ounce of silver. The Company agreed to deliver a minimum of 10,000,000 ounces of silver to Silverstone over a 10 year period. If at the end of ten years, the Company has not delivered the agreed 10,000,000 ounces of silver, then it has agreed to pay Silverstone $1.00 per ounce of silver not delivered.

## 11. EQUIPMENT LEASE OBLIGATIONS

The Company leased to purchase certain mining equipment for lease terms that range for a period of one to three years. One lease bears interest at 6.5% per annum and is repayable at $95,469 per month, which includes interest. The second lease bears interest at 8% per annum and is repayable for the first quarter at $45,802 (paid) and each quarter thereafter at $38,889, which includes interest. The third lease bears interest at 7.83% per annum and is repayable for the first quarter at $41,619 (paid) and each quarter thereafter at $41,909, which includes interest. The fourth lease bears interest at 9.5% per annum and is repayable at $17,741 per month which includes interest.

The annual lease commitments under the leases are as follows:

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| 2008 | $ 479,715 | $ 913,199 |
| 2009 | 497,198 | 497,198 |
| 2010 | 101,559 | 101,559 |
| Total minimum lease payments | 1,078,472 | 1,511,956 |
| Less: amount representing interest and taxes | (80,917) | (119,821) |
| Lease obligation | 997,555 | 1,392,135 |
| Current portion due within one year | (554,343) | (826,551) |
| Long term portion | $ 443,212 | $ 565,584 |

(Expressed in U.S. dollars)

## 12. ASSET RETIREMENT OBLIGATION

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Asset retirement obligation – beginning balance | $ 1,949,271 | $ 1,921,062 |
| Reclamation provision | 145,978 | 20,889 |
| Expenses incurred | (39,158) | (15,629) |
| Accretion expense | 17,707 | 22,949 |
| Asset retirement obligation – ending balance | $ 2,073,798 | $ 1,949,271 |

The total undiscounted amount of estimated cash flows required to settle the obligations is $2,437,070, which was adjusted for inflation at the rate of 2.20% and then discounted at 4.47%. Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on closure of the mine.

## 13. CAPITAL STOCK AND CONTRIBUTED SURPLUS

| | Number of Shares | Amount | Contributed Surplus |
|---|---|---|---|
| Authorized | | | |
| Unlimited common shares, without par value | | | |
| Issued | | | |
| Balance, August 31, 2007 | 81,732,351 | $ 64,031,170 | $ 861,002 |
| Issued for warrants exercised | 496,539 | 656,549 | |
| Agent's options exercised | 6,625 | 6,093 | |
| Issued for stock options | 20,000 | 35,114 | (9,970) |
| Issued for wages | 2,500 | 5,051 | - |
| Shares returned to treasury and cancelled | (815,500) | (789,775) | - |
| Stock-based compensation | - | - | 47,231 |
| Balance, December 31, 2007 | 81,442,515 | 63,944,202 | 898,263 |
| Issued for warrants exercised | 160,082 | 220,265 | |
| Agent's options exercised | 75,629 | 102,284 | (25,148) |
| Issued for stock options | 190,000 | 264,847 | (58,633) |
| Issued for wages | .214,500 | 484,550 | - |
| Shares returned to treasury and cancelled | (219,900) | (220,538) | - |
| Stock-based compensation | - | - | 175,291 |
| Balance, March 31, 2008 | 81,862,826 | $ 64,795,610 | $ 989,773 |

(Expressed in U.S. dollars)

**13. CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd...)

**March 31, 2008**

A total of 160,082 warrants were exercised at CDN$1.40 per warrant and a total of 75,629 agent's options were exercised at CDN$1.02 per option. A total of 190,000 stock options were exercised, 180,000 at CDN$1.05 and 10,000 at CDN$1.65 per option and the Company issued 214,500 shares to its employees as wages for a total value of $484,550.

The Company purchased 219,900 common shares on the open market for a total of $606,043. The Company returned to treasury and cancelled the common shares acquired and allocated $220,538 to capital stock and $385,505 to retained earnings.

**December 31, 2007**

A total of 496,539 warrants were exercised, 187,334 at CDN$1.25, 63,205 at CDN$1.30, and 246,000 at CDN$1.40 per warrant and a total of 6,625 agent's options were exercised at CDN$0.90 per option. A total of 20,000 stock options were exercised, 10,000 at CDN$1.10 and 10,000 at CDN$1.40 per option and the Company issued 2,500 shares to its employees as wages for a total value of $5,051.

The Company purchased 815,500 common shares on the open market for a total of $2,287,154. The Company returned to treasury and cancelled the common shares acquired and allocated $789,775 to capital stock and $1,497,379 to retained earnings.

**Stock options**

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a rolling plan, whereby it has reserved 10% of the issued shares for issuance under the plan. Options granted under the plan have a term not to exceed 5 years and are subject to vesting provisions as follows: 25% on date of grant and 25% every 3 months for a period of 9 months.

Stock options transactions and the number of stock options outstanding are summarized as follows:

| | March 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price (CDN$) | Number of Options | Weighted Average Exercise Price (CDN$) |
| Outstanding, beginning of period | 2,562,000 | $ 1.45 | 2,582,000 | $ 1.45 |
| Cancelled | (2,500) | 1.05 | - | - |
| Granted | 1,249,000 | 3.16 | - | - |
| Exercised | (190,000) | 1.08 | (20,000) | 1.25 |
| Outstanding, end of period | 3,618,500 | $ 2.06 | 2,562,000 | $ 1.45 |
| Options exercisable, end of period | 2,628,625 | $ 1.65 | 2,537,000 | $ 1.45 |
| Weighted average fair value of options granted during three months ended March 31, 2008 and four months ended December 31, 2007 | | $ 0.64 | | $ - |

(Expressed in U.S. dollars)

## 13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

The following stock options were outstanding at March 31, 2008:

| Number of Options | Exercise Price (CDN$) | Expiry Date |
|---:|---:|---|
| 25,000 | $ 0.45 | September 15, 2008 |
| 75,000 | 0.75 | March 22, 2009 |
| 100,000 | 0.75 | June 11, 2009 |
| 120,000 | 0.95 | January 12, 2010 |
| 200,000 | 1.05 | March 1, 2010 |
| 100,000 | 0.95 | April 20, 2010 |
| 30,000 | 1.10 | January 23, 2011 |
| 1,074,500 | 1.57 | March 9, 2011 |
| 10,000 | 1.40 | June 14, 2011 |
| 560,000 | 1.88 | March 14, 2012 |
| 50,000 | 2.32 | May 23, 2012 |
| 25,000 | 2.35 | August 21, 2012 |
| 1,249,000 | 3.16 | March 20, 2013 |
| 3,618,500 | | |

**Stock-based compensation**

The total stock-based compensation expense recognized during the period ended March 31, 2008 under the fair value method was $790,571 (February 28, 2007 - $5,312). The Company expensed $175,291 (February 28, 2007 - $28,786) leaving an amortized balance of $615,280 (February 28, 2007 - 2,377).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the three month period ended March 31, 2008 and the four month period ended February 28, 2007:

| | March 31, 2008 | February 28, 2007 |
|---|---:|---:|
| Risk-free interest rate | 2.65% | 3.94% |
| Expected life of options | 1.7 years | 2 years |
| Annualized volatility | 36.26% | 64.10% |
| Dividend rate | 0.00% | 0.00% |

(Expressed in U.S. dollars)

## 13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

**Warrants**

Warrant transactions and the number of warrants outstanding are summarized as follows:

| | Number of Warrants | Weighted Average Exercise Price (CDN$) |
|---|---|---|
| Balance, August 31, 2007 | 4,332,463 | $ 1.39 |
| Warrants issued | 3,312 | 1.30 |
| Warrants exercised | (496,539) | 1.33 |
| Warrants expired | (3,250) | 1.30 |
| Balance, December 31, 2007 | 3,835,986 | $ 1.40 |
| Warrants exercised | (160,082) | 1.40 |
| Warrants expired | - | - |
| Balance, March 31, 2008 | 3,675,904 | $ 1.40 |

At March 31, 2008, the following share purchase warrants were outstanding:

| Number of warrants | Exercise Price (CDN$) | Expiry Date |
|---|---|---|
| 3,675,904 | $ 1.40 | December 21, 2008 |

## 14. CAPITAL RISK MANAGEMENT

Our objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.

The Company considers the items included in the shareholder's equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new share through private placements, sell assets, incur in debt, or return capital to shareholders. As of March 31, 2008 the Company does not have any debt and is not subject to externally imposed capital requirements.

(Expressed in U.S. dollars)

## 15. SEGMENTED INFORMATION

The Company operates in two business segments, being the operation of the Cozamin mine and the exploration of mineral properties.

| | Mexico | Canada | Total |
|---|---|---|---|
| **March 31, 2008** | | | |
| Revenue | $ 29,451,410 | $ - | $ 29,451,410 |
| Inter-segmented revenue | (600,000) | 600,000 | - |
| Depletion | (779,842) | (24,429) | (804,271) |
| Amortization and accretion | (249,136) | (15,591) | (264,727) |
| Interest expense | (27,792) | - | (27,792) |
| Future income tax expense | (1,089,017) | (131,346) | (1,220,363) |
| Current income tax expense | (1,565,655) | - | (1,565,655) |
| Earnings (loss) for the period | 11,713,404 | (11,223,825) | 489,579 |
| Property, plant and equipment | 45,954,458 | 1,454,241 | 47,408,699 |
| Segment assets | 101,905,882 | 54,443,213 | 156,349,095 |

| | Mexico | Canada | Total |
|---|---|---|---|
| **December 31, 2007** | | | |
| Revenue | $ 32,975,274 | $ - | $ 32,975,274 |
| Inter-segmented revenue | (857,563) | 857,563 | - |
| Depletion | (853,518) | (30,027) | (883,545) |
| Amortization and accretion | (314,487) | (28,313) | (342,800) |
| Interest expense | (27,929) | - | (27,929) |
| Future income tax expense | (5,118,249) | (1,215,361) | (6,333,610) |
| Current income tax expense | (40,001) | - | (40,001) |
| Earnings (loss) for the period | 10,715,081 | (299,158) | 10,415,923 |
| Property, plant and equipment | 44,098,897 | 1,556,293 | 45,655,190 |
| Segment assets | 89,949,809 | 55,030,387 | 144,980,196 |

(Expressed in U.S. dollars)

## 15. SEGMENTED INFORMATION (cont'd…)

| | Mining Operations | Exploration | Corporate | Total |
|---|---|---|---|---|
| **March 31, 2008** | | | | |
| Revenue | $ 29,451,410 | $ - | $ - | $ 29,451,410 |
| Depletion | (804,271) | - | - | (804,271) |
| Amortization and accretion | (249,136) | - | (15,591) | (264,727) |
| Interest expense | (27,792) | - | - | (27,792) |
| Future income tax expense | (1,089,017) | - | (131,346) | (1,220,363) |
| Current income tax expense | (1,565,655) | - | - | (1,565,655) |
| Earnings (loss) for the period | 11,688,975 | (28,378) | (11,171,018) | 489,579 |
| Property, plant and equipment | 45,954,458 | - | 1,454,241 | 47,408,699 |
| Segment assets | 101,905,882 | 32,853 | 54,410,360 | 156,349,095 |

During the three months ended March 31, 2008 sales to the two largest customers were 60% and 31% of the company's total revenue.

| | Mining Operations | Exploration | Corporate | Total |
|---|---|---|---|---|
| **December 31, 2007** | | | | |
| Revenue | $ 32,975,274 | $ - | $ - | $ 32,975,274 |
| Depletion | (883,545) | - | - | (883,545) |
| Amortization and accretion | (314,487) | - | (28,313) | (342,800) |
| Interest expense | (27,929) | - | - | (27,929) |
| Future income tax expense | (5,118,249) | - | (1,215,361) | (6,333,610) |
| Current income tax expense | (40,001) | - | - | (40,001) |
| Earnings (loss) for the period | 10,685,054 | (73,246) | (195,885) | 10,415,923 |
| Property, plant and equipment | 44,098,897 | - | 1,556,293 | 45,655,190 |
| Segment assets | 89,939,765 | 10,044 | 55,030,387 | 144,980,196 |

(Expressed in U.S. dollars)

## 16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

| | Three months ended March 31, 2008 | Three months ended February 28, 2007 |
|---|---|---|
| Cash paid during the period for income taxes | $ 20,544 | $ - |
| Cash paid during the period for interest | $ 27,792 | $ 28,359 |

Significant non-cash transactions during the three months ended March 31, 2008 were as follows:

a) The Company recorded the fair value of $175,291 for stock options vested during the period in contributed surplus. In addition the Company recorded $25,148 for agent's options exercised during the year in capital stock and contributed surplus.

b) The Company recorded $58,633 for stock options exercised during the year in capital stock and contributed surplus.

c) Included in inventory is $325,280 which relates to depletion.

d) The Company recorded the sale of a mine equipment of $420,000 from property, plant and equipment to note receivable. Included in property, plant and equipment is $1,169,417, which relates to accounts payable and accrued liabilities and $105,769, which relates to asset retirement obligation.

Significant non-cash transactions during the three months ended February 28, 2007 were as follows:

a) The Company issued 679,080 common shares with a value of $1,017,830 pursuant to the Basis project agreement.

b) Included in inventory is $526,655, which relates to depletion.

c) The Company recorded the fair value of $28,786 for stock options vested during the period in contributed surplus. In addition the Company recorded $8,124 for agent's options exercised during the period in capital stock and contributed surplus.

d) The company reclassified taxes receivable of $1,129,604 from current assets to long-term assets.

e) Included in property, plant and equipment is $920,727 which relates to accounts payable and accrued liabilities.

f) Included in mineral properties is $43,512 which relates to accounts payable and accrued liabilities.

(Expressed in U.S. dollars)

## 17. INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes (recovery) is as follows:

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Earnings before income taxes | $ 3,275,597 | $ 16,789,534 |
| Expected income tax expense at statutory rates | $ 1,015,436 | $ 5,288,704 |
| Difference in foreign tax rates | (463,193) | (525,552) |
| Non-deductible items | 4,291,576 | 3,777,325 |
| Deductible items | (2,455,888) | (2,928,617) |
| Recognized benefits of non-capital losses | (511,725) | - |
| Realization of future tax liabilities not previously recognized | 909,812 | 761,751 |
| Income tax expense for the year | $ 2,786,018 | $ 6,373,611 |
| Presented as: | | |
| Current income tax expense | $ 1,565,655 | $ 40,001 |
| Future income tax expense | 1,220,363 | 6,333,610 |
| | $ 2,786,018 | $ 6,373,611 |

The tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liabilities have been determined and are set out in the table below:

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Mineral properties | $ 164,469 | $ 180,046 |
| Excess of tax value of capital assets over book value | (271) | 2,926 |
| Share issuance costs | 195,970 | 241,326 |
| Other | 16,441 | 47,238 |
| Capital losses | 570,672 | 600,425 |
| Non-capital loss carry forward | 113,339 | 299,210 |
| Total future income tax assets | 1,060,620 | 1,371,171 |
| Less: valuation allowance | - | - |
| Net future income tax assets | 1,060,620 | 1,371,171 |
| Excess of book value of capital assets over tax value | (10,815,174) | (9,905,362) |
| Net future income tax liability | $ (9,754,554) | $ (8,534,191) |

(Expressed in U.S. dollars)

## 17. INCOME TAXES (cont'd...)

Presented on the Consolidated Balance Sheet as:

| | March 31, 2008 | Dec 31, 2007 |
|---|---|---|
| Current future income tax assets | $ 113,339 | $ 328,341 |
| Long-term future income tax assets | 947,281 | 1,042,830 |
| Long-term future income tax liabilities | (10,815,174) | (9,905,362) |
| Net future income tax liability | $ (9,754,554) | $ (8,534,191) |

The Company has non-capital losses for Canadian income tax purposes of approximately $366,000 and for Mexican income tax purposes $Nil which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire for Canada through 2027.

END